FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 18, 2010

US$200 MILLION EQUITY ISSUE

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has agreed to issue 563,381 subordinate voting shares to a number of institutional investors at a price of $355 per share for aggregate proceeds of approximately $200 million.  Fairfax previously announced its intention to complete the equity offering in connection with its proposed acquisition of Zenith National Insurance Corp.  Fairfax intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, and will use the proceeds of this offering to increase its cash position at the holding company.  The acquisition is subject to a number of customary conditions, including regulatory approval and approval by Zenith National’s stockholders, and is expected to close in the second quarter of 2010. Closing of this share issuance is subject to approval of the Toronto Stock Exchange and is expected to occur on or about February 26, 2010.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated September 25, 2009, in respect of this offering with the applicable Canadian securities regulatory authorities. Details of this offering will be set out in the prospectus supplement, which will be available on the SEDAR website for the Company at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The securities will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

                Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941